Exhibit 2(b)

GOLD
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RESOLVED, that pursuant to the provisions of Article VIII of the Fund's By-laws,
Section 7 of Article II of the Fund's By-laws is hereby amended to read in its entirety as follows:

Place and Manner of Meetings. Meetings of the Board may be held at any place that the Board of Directors may from time to time determine or that is specified in the notice of the meeting. Meetings of the Board can be held in conjunction with meetings of other investment companies having the same investment adviser or an affiliated investment adviser.